

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

February 27, 2013

Via E-mail:
Mr. Masaru Kato
Chief Financial Officer
Sony Corporation
7-1, Konan 1-Chome, Minato-Ku,
Tokyo, Japan 108-0075

> **Re:** **Sony Corporation**
> **Form 20-F for the Fiscal Year Ended March 31, 2012**
> **Filed June 27, 2012**
> **Form 20-F/A for the Fiscal Year Ended March 31, 2012**
> **Filed July 20, 2012**
> **File No. 1-06439**

Dear Mr. Kato:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended March 31, 2012

Pictures, page 47

1.   On page 16, you mentioned the importance of advertising, among others, to the operating results of your Pictures segment. Please clarify your disclosure herein to address the impact of global advertising on the Pictures segment's sales and operating income and the extent by which an advertising decline (increase) in certain of your geographical areas was offset by higher (lower) advertising in other areas. In this regard, it is unclear to us why you set apart advertising revenues from SPE's television networks in India. Please provide us with your proposed disclosure.

Financial Services Segment [table], page 49

2.   Refer to the caption for "Income Taxes and Other." Please disclose why the effective tax rate for the Financial Services Segment decreased from 40% in 2011 to 13.6% in 2012. Please provide us with your proposed disclosure.

Form 20-F/A for the Fiscal Year Ended March 31, 2012

25. Divestitures, page F-90
(4) Chemical products business, page F-91

3.   Please tell us your basis for allocating 29,182 million yen of goodwill to the Chemical Products Business. We note that this comprised 43% of the Professional, Device & Solutions segment's total goodwill.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384, if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Robert S. Littlepage for

                                        Larry Spirgel
                                        Assistant Director